601 JEFFERSON STREET, TEXAS 77002
 PHONE 713.753.3011
October 15, 2018
Via EDGAR

Mr. Dale Welcome
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Re:  KBR, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2017
        Filed February 23, 2018
        Form 10-Q for the Fiscal Quarter Ended June 30, 2018
        Filed July 30, 2018
        File No. 001-33146
Dear Mr. Welcome:
Thank you for your letter dated September 17, 2018 regarding the comments from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC" or the "Commission") with respect to the KBR, Inc. ("KBR" or "we" or "us" or "our") filings referenced above.  Attached are our responses to each of your specific comments.  For your convenience, our responses are prefaced by the Staff's corresponding comment in bold, italicized text.
Concurrently with the submission of this letter, we are confidentially submitting to the Staff certain supplemental information responsive to the Staff's Comment Letter in a separate letter addressed to the address set forth above (the "Supplemental Letter").
In connection with our responses to your comments, we acknowledge that:
•	KBR is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	KBR may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions relating to this submission, we request that you please call me directly at (713) 753-6271 (fax no. (713) 753-5353) or call Adam Kramer, KBR's Vice President - Legal, directly at (713) 753-4445 (fax no. (713) 753-3310).
Sincerely,

/s/ Raymond Carney
Raymond Carney
Vice President and Chief Accounting Officer

Form 10-K for the Fiscal Year Ended December 31, 2017
Financial Statements
Note 12. Equity Method Investments and Variable Interest Entities, page 84
1.
We note your disclosures related to the Ichthys LNG project, including the disclosure that your maximum exposure to loss includes your equity investments in the related joint ventures and amounts payable to you for services provided. Please more fully explain to us why you believe these are the only amounts you are required to include in the maximum exposure to loss. In addition, in regard to the Ichthys LNG project, please address the following:

•	Tell us the current status of the project, including the percentage complete and the estimated completion date;
•	More fully explain to us how you determine probable claims related to this project that you include in your completion estimates and claims you exclude; and
•	Reconcile claim amounts disclosed here with amounts disclosed in notes 7 and 18.
RESPONSE:
Maximum Exposure to Loss
In our Form 10-K, we both defined and quantified the maximum exposure to loss with respect to the Ichthys LNG project (the "Project").  We also qualitatively described the potential conditions that could result in an increase to the maximum exposure to loss which were not quantifiable at that time.  For purposes of the unconsolidated variable interest entities provided in Note 12, we disclosed the maximum exposure to loss on the Project as equal to the carrying value of our equity investment in the Ichthys Joint Venture (the "Ichthys JV" or "JKC" or "joint venture") plus advances recorded on our balance sheet for services rendered to the Ichthys JV that, if unrecovered, would result in a financial statement loss.
In addition to providing the quantitative disclosure of the maximum exposure to loss, we disclosed qualitative factors that could increase the maximum exposure to loss related to our unconsolidated variable interest entities and specifically associated with the Project and the Ichthys JV on pages 88 and 89 of our Form 10-K for the Fiscal Year Ended December 31, 2017, relevant portions of which are provided below as a reference:
"Unconsolidated Variable Interest Entities
The following summarizes the total assets and total liabilities as reflected in our consolidated balance sheets as well as our maximum exposure to losses related to our unconsolidated VIEs in which we have a significant variable interest but are not the primary beneficiary. Generally, our maximum exposure to loss includes our equity investment in the joint venture and any amounts payable to us for services we provided to the joint venture, reduced for any unearned revenues on the projects. Our projections do not indicate any estimated losses related to these projects. If a project becomes a loss project in the future, our maximum exposure to loss could increase to the extent we are required to fund those losses through capital contributions or working capital advances resulting from our guarantees or other commitments. Where our performance and financial obligations are joint and several to the client with our joint venture partners, we may be further exposed to losses above our ownership interest in the joint venture.
Ichthys LNG project. In January 2012, we formed a joint venture to provide EPC services to construct the Ichthys Onshore LNG Export Facility in Darwin, Australia ("Ichthys LNG project"). The project is being executed through two joint ventures, which are VIEs, in which we own a 30% equity interest. We account for our investments using the equity method of accounting.  At December 31, 2017, our assets and liabilities associated with our investment in this project recorded in our consolidated balance sheets under our E&C business segment were $145 million and $25 million, respectively.  Our maximum exposure to loss of $145 million indicated in the table above includes our equity investments in the joint ventures and amounts payable to us for services provided to the entity as of December 31, 2017. If the project becomes a loss project in the future, our maximum exposure to loss could increase to the extent we are required to fund those losses through capital contributions or working capital advances resulting from our guarantees or other commitments. The joint venture has recorded significant unapproved change orders and claims with the client as well as estimated recoveries of claims against suppliers and subcontractors arising from issues related to changes to the work scope, delays and lower than planned subcontractor activity. In February 2018, we made working capital advances to the joint venture of approximately $47million to fund our proportionate share of the ongoing project execution activities. We anticipate our total funding requirements to the joint venture to be approximately $300 million to $400 million over the next 12 months. Our maximum exposure to loss will continue to increase as additional working capital is advanced to the joint venture. See Notes 7 and 18 to our consolidated financial statements for further discussion on the significant contingencies as well as unapproved change orders and claims related to this project."
We also disclosed in Note 7 that we expected a significant portion of those funding actions to ultimately be recovered from the client and in recoveries from certain subcontractors.
In preparing our Form 10-Q for the Fiscal Quarter Ended June 30, 2018, we further clarified our disclosure of maximum exposure to loss and due to the factors discussed above, concluded that a qualitative discussion of the risk of loss of the joint venture would be more appropriately portrayed without the tabular disclosure. We instead provided a more comprehensive discussion of potential exposures to loss related to the Project.  These disclosures were made beginning on page 31 of our Form 10-Q for the Fiscal Quarter Ended June 30, 2018, relevant portions of which are provided below as a reference:
"Unconsolidated Variable Interest Entities
For the VIEs in which we participate, our maximum exposure to loss consists of our equity investment in the VIE and any amounts owed to us for services we may have provided to the VIE, reduced by any unearned revenues on the project. Our maximum exposure to loss may also include our obligation to fund our proportionate share of any future losses incurred. As of June 30, 2018, we do not project any losses related to these joint venture projects. Where our performance and financial obligations are joint and several to the client with our joint venture partners, we may be further exposed to losses above our ownership interest in the joint venture.
•
In addition, JKC is further exposed to certain losses to the extent our joint venture partners are unable to meet their obligations, as we have joint and several liability to the customer. JKC has recorded significant unapproved change orders and claims with the client as well as estimated recoveries of claims against suppliers and subcontractors arising from issues related to changes to the work scope, delays and lower than planned subcontractor activity. During the six months ended June 30, 2018, we made additional investments in the joint venture of approximately $162 million to fund our proportionate share of the ongoing project execution activities. We anticipate making additional investments in the joint venture of approximately $140 million to $240 million over the next 12 months. See Notes 9 and 18 to our condensed consolidated financial statements for further discussion regarding contingencies related to the Ichthys JV."

Given the significant uncertainties associated with these identified factors, we believe our comprehensive discussion of both the quantified measure of loss as well as the qualitative discussion of the potential exposures to loss related to the Project provides more meaningful information to the users of our financial statements and reflects quantitative and qualitative amounts we are required to include in the maximum exposure to loss.  In future periods, we will undertake to consolidate these related disclosures into one location within our periodic filings.
Status of the Ichthys LNG Project
As of September 14, 2018 the Project is approximately 96% complete on a cost-to-cost basis.  All of the components of the plant, except for the combined cycle power plant ("CCPP"), have been completed and have been or are imminently going to be handed over to the client.  The final component of the project, CCPP, includes five gas turbine generators which are complete or near complete, and three steam turbine generators (the "STGs") which are currently forecasted to be completed by the end of the second quarter 2019.  At the current level of progress, which includes portions of the power plant already completed, the plant is capable of generating LNG.
In the third quarter of 2018, it was determined that additional work had to be performed under the previous subcontractors scope of work related to the STGs. This development is the cause for the additional time and will also cause increased cost in our estimated cost at completion. We are currently evaluating the magnitude of that cost increase as well as our recoverability assumptions and disclosures for our Form 10-Q for the third quarter of 2018.
Probable Claims
The Ichthys JV determines whether to include probable claims and unapproved change orders in its contract estimates if they can be reliably estimated.  In accordance with the requirements of ASC 605-35-25-31, KBR applies the following criteria:
•	The contract or other evidence provides a legal basis for the claim; or a legal opinion has been obtained, stating that under the circumstances there is a reasonable basis to support the claim;
•	Additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in the contractor's performance;
•	Costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed; and
•	The evidence supporting the claim is objective and verifiable, not based on management's feel for the situation or on unsupported representations.
In addition to the above guidance, KBR considers the requirements of ASC 605-35-25-43 when determining to include estimated recoveries of claims against suppliers and subcontractors in its contract estimates as follows:
•
Back charges to others should be recorded as receivables and, to the extent considered collectible, should be applied to reduce contract costs. However, if the billed party disputes the propriety or amount of the charge, the back charge is, in effect, a claim, and the criteria for recording claims apply.

•	Back charges from others should be recorded as payables and as additional contract costs to the extent that it is probable that the amounts will be paid.
Notwithstanding the above, for purposes of our response the term "Claims" represents all unapproved change orders, claims and estimated recoveries of claims against suppliers and subcontractors on the Project.
The Ichthys JV obtains legal letters from outside counsel for any individual, material Claim on the Project in excess of $3 million.  This is the equivalent of a threshold of $900,000 in our financial statements when considering our proportional share of the Ichthys JV.  We review copies of each legal letter to assess the accounting conclusions made by the Ichthys JV.
We review the material Claims with the joint venture on a quarterly basis to determine whether the criteria in ASC 605-35-25-31 and 605-35-25-43 are met.  We obtain and review legal letters provided by outside legal counsel to confirm that the joint venture has a legal basis supporting the Claims and that additional costs are caused by circumstances that were unforeseen at the contract date and are not a result of deficiencies in the joint venture's performance.  The costs for individual Claims are separately accumulated and are prepared for submission to the customer or subcontractor.  In support of Claims recorded, the joint venture assembles objective and verifiable evidence supporting the amount to be recovered such as invoices and time sheets.  For certain of the Claims the joint venture has also engaged outside third party claim experts to assist in reviewing its position to determine whether the costs are reasonable in view of the work performed and that the evidence is objective and verifiable.
The Ichthys JV may submit a Claim to the client that the joint venture believes it is entitled to but does not meet the ASC 605-35-25-31 criteria.  However, for a Claim to be recorded for accounting purposes, we consider the available evidence, including the legal letter, in determining whether the above criteria have been met.  The above criteria are reconsidered quarterly and are documented and maintained by the Ichthys JV.  Claims that do not satisfy the ASC 605-35-25-31 criteria after consideration of the available evidence are not recorded.  There are significant claims which we believe we are commercially entitled to but do not satisfy the accounting criteria.
Reconciliation of Claim Amounts
For a discussion of our proportional share of the Claims as of December 31, 2017, disclosed in Note 18 of our Form 10-K, please see the Supplemental Letter.
Note 15. Income Taxes, page 97
1.
We note that you released $223 million of your tax valuation allowance in 2017, on the basis of management's reassessment of the amount of U.S. deferred tax assets that are more likely than not to be realized. We also note your disclosure that management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Please provide us, and revise your disclosures here or in critical accounting policies in MD&A to provide, a more specific and comprehensive analysis of your assessment of the realizability of your deferred tax assets as of December 31, 2017. Your analysis should include, but not be necessarily limited to, the following:

•	Clarify your disclosure that you achieved twelve quarters of cumulative pretax income in the U.S. in light of the tabular disclosures on page 99;
•
Clarify if the deferred tax liabilities you are relying on reverse in the same period and jurisdiction and are of the same character as the temporary differences that gave rise to the deferred tax assets;

•	Quantify the projected taxable income and the time periods over which it will be required to be generated for you to fully utilize your deferred tax assets;
•	Describe the nature of any tax planning strategies, including any uncertainties, risks, and assumptions associated with those strategies;
•	Discuss all the positive and negative evidence you considered and how such evidence was weighted; and
•	Discuss any other significant estimates and assumptions used in your analysis.
Please refer to ASC 740-10-30-16 - 30-25, ASC 740-10-55-39 - 55-48, and ASC 740-10-55-120 - 55-123 for guidance.
RESPONSE:
Background
Beginning in 2014, we experienced a significant global downturn in our Hydrocarbons Services business which resulted in our cumulative twelve quarter earnings transitioning into a loss position.  We responded to the economic downturn with a significant cost reduction initiative.  Additionally, over the past three years, we have transformed our business to include a larger proportion of U.S. Government contracting business through acquisitions made in 2016 (i.e. Wyle Laboratories and Honeywell Government Solutions) and have expanded our recurring services base in our Hydrocarbons Services business.  The government contracting businesses acquired by KBR generate a vast majority of their revenues from long term, cost reimbursable contracts that deliver a consistent range of profitability at low risk.  These government contracting businesses provide much greater stability and predictability of earnings compared to KBR's legacy commercial engineering and construction businesses.  These initiatives and the resulting business portfolio have delivered increased, more stable, and more predictable earnings than in the past.  As a result of these efforts and initiatives, we achieved twelve quarters of cumulative income in the fourth quarter of 2017 which we expect to continue because of the structural changes we have made to the business.
Analysis of Valuation Allowance
In assessing our need for a valuation allowance, we consider all available evidence, both positive and negative, and the weight of that evidence.  Available evidence includes historical financial information supplemented by currently available information about future years.  Generally, historical financial information is more objectively verifiable than projections of future income.
The impact of the 2014 global downturn in our Hydrocarbons Service business on our cumulative twelve quarter earnings and on our estimated future taxable income were heavily weighted in determining the need for a valuation allowance.   We concluded that we could not overcome the negative evidence of the cumulative loss position and lower estimated future taxable income.  Therefore, we recorded a valuation allowance of $455 million in the fourth quarter of 2014.
In reviewing historical financial information for purposes of determining the need for a valuation allowance in the fourth quarter of 2017, we considered the U.S. and foreign components of income (loss) before income taxes by jurisdiction as disclosed in the first table on page 99.  For U.S. purposes, we achieved twelve cumulative quarters of U.S. taxable income through the fourth quarter of 2017 which is inclusive of income generated in various countries within branches of our U.S. subsidiaries reported as being sourced from foreign operations.  As further discussed on page 101, we also considered future taxable income exclusive of temporary differences, the scheduled reversal of deferred tax liabilities and tax planning strategies in our determination.
Proposed Disclosure
We acknowledge the Staff's comment and confirm we will undertake to clarify our critical accounting policies in our Management's Discussion and Analysis of Financial Condition and Results of Operations beginning in our third quarter Form 10-Q as follows:
"Deferred Taxes, Valuation Allowances, and Tax Contingencies. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. We record a valuation allowance to reduce certain deferred tax assets to amounts that are more-likely-than-not to be realized.  We evaluate the realizability of our deferred tax assets by assessing the valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include our forecast of future taxable income exclusive of reversing temporary differences and carryforwards, future reversals of existing taxable temporary differences and available tax planning strategies that could be implemented to realize the net deferred tax assets.
We consider both positive and negative evidence when evaluating the need for a valuation allowance on our deferred tax assets in accordance with ASC 740.  Available evidence includes historical financial information supplemented by currently available information about future years.  Generally, historical financial information is more objectively verifiable than projections of future income and is therefore given more weight in our assessment.   We consider cumulative losses in the most recent twelve quarters to be significant negative evidence that is difficult to overcome in considering whether a valuation allowance is required. Conversely, we consider a cumulative income position over the most resent twelve quarters, to be significant positive evidence that a valuation allowance may not be required.
Beginning in the fourth quarter of 2014, we were in a twelve quarter cumulative loss position and accordingly, had a valuation allowance against deferred tax assets of approximately $455 million.  In the fourth quarter of 2017, we achieved twelve quarters of cumulative U.S. taxable income which is inclusive of income generated in various countries within branches of our U.S. subsidiaries.  Income (loss) related to the U.S. branches totaled $163 million, ($72) million and $138 million for the fiscal years 2017, 2016, and 2015, respectively, and is included in the foreign component of income in the notes to the financial statements in our Form 10-K for the Fiscal Year Ended December 31, 2017.  We weighted this positive evidence heavily in our analysis to overcome the previously existing negative evidence of our twelve quarter cumulative loss position.
We concluded that future taxable income and the reversal of deferred tax liabilities excluding those associated with indefinite-lived intangible assets were the only sources of taxable income available in determining the amount of valuation allowance to be recorded against our deferred tax assets.  The deferred tax liabilities we relied on are projected to reverse in the same jurisdiction and are of the same character as the temporary differences that gave rise to the deferred tax assets. The deferred tax liabilities are projected to reverse in the same periods as the deferred tax assets and are projected to reverse beginning in fiscal year 2018 through fiscal year 2026.  We estimated future taxable income by jurisdiction exclusive of reversing temporary differences and carryforwards and applied our foreign tax credit carryforwards based on the sourcing and character of those estimates and considered any limitations.
As a result of these analyses and considerations, we reversed approximately $223 million of our valuation allowance on federal deferred tax assets, $152 million of which related to foreign tax credit carryforwards, and $71 million of which related to other net deferred tax assets.  We did not release all of the valuation allowance because certain foreign tax credit carry forwards are projected to expire unused.
Our ability to utilize the unreserved foreign tax credit carryforwards is based on our ability to generate income from foreign sources of approximately $725 million prior to their expiration whereas our ability to utilize other net deferred tax assets exclusive of those associated with indefinite-lived intangible assets is based on our ability to generate U.S. forecasted taxable income of approximately $340 million.  While our current projections of taxable income exceed these amounts, changes in our forecasted ability to achieve taxable income in the applicable taxing jurisdictions could affect the ultimate realization of deferred tax assets.
Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. Income tax positions that previously failed to meet the more-likely-than-not threshold are recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met. We recognize potential interest and penalties related to unrecognized tax benefits in income tax expense."
Form 10-Q for the Fiscal Quarter Ended June 30, 2018
Note 5. Acquisitions, Dispositions and Other Transactions, page 24
1.
We note that you consolidated the joint ventures that provide construction and related support services to Aspire Defence Limited in your financial statements effective January 15, 2018 and re-measured your equity interests to fair value, using a discounted cash flow model, which resulted in you recognizing a gain of approximately $115 million in the first quarter of 2018. We also note that on April 18, 2018, you completed the acquisition of Carillion's interests in these subcontracting entities for $50 million. Please address the following:

•	Help us more fully understand the difference between the purchase price you paid and your fair value estimate since it appears your fair value estimate was more than two times the purchase price;
•	Explain the nature of, and how you determined the fair value of, the intangible assets you recorded in the purchase price allocation;
•	Explain when and how you recorded the related non-controlling interest, including why it was not reflected in the purchase price allocation; and
•	Explain why you have continued to present amounts in note 12 under unconsolidated VIEs-Aspire since your disclosures appear to indicate that you now consolidate these entities.
RESPONSE:
Private Finance Initiative ("PFI") projects are long-term contracts that outsource the responsibility for the construction, finance, operation and maintenance of government-owned assets to the private sector.  The Aspire PFI project was awarded to Aspire Defence Limited ("ADL") by the U.K. Ministry of Defence ("MoD").  Under the Aspire project, ADL was contracted to upgrade and provide a range of services to the British Army's garrisons at multiple locations throughout the U.K. over a 35-year term ending in 2041.  ADL's construction and related support service obligations under the Aspire contract with the MoD are subcontracted to the entities now consolidated by KBR.
As a point of clarification, the Aspire PFI project consists of several different entities, some of which we now wholly own as a result of transactions that occurred in 2018 and others in which we own a 45% interest.  Prior to 2018, we owned a 50% interest in the Aspire subcontracting entities, with joint venture partner Carillion owning the other 50%.  On January 15, 2018, Carillion filed for bankruptcy and went into compulsory liquidation.  On this date, we assumed operational management and control of the subcontracting entities.  We completed the acquisition of Carillion's 50% interest in the subcontracting entities from the court-appointed liquidators on April 18, 2018.  We continue to own a 45% interest in the ADL contracting entities, and other unrelated parties own the remaining interest.  There has been no recent change in ownership of the contracting entities.  Although we began consolidating the Aspire project subcontracting entities as of January 15, 2018, we continue to account for our 45% interest in the ADL contracting entities under the equity method of accounting because we have concluded that we are not the primary beneficiary of those entities.  For periods presented prior to January 15, 2018, our unconsolidated VIE disclosures represented all Aspire contracting and subcontracting joint ventures.  For periods presented subsequent to January 15, 2018, the ADL contracting entities continue to be disclosed as unconsolidated VIEs.  The Aspire project subcontracting entities are disclosed as consolidated VIEs and are described as "Aspire Defence Works/Services entities (Aspire Defence project)" in our footnote disclosures.  We believe it is appropriate to continue to disclose the subcontracting entities as VIEs in our equity method investments and variable interest entities footnote due to the unique, standalone governance structures of these entities under the joint venture agreements and other commercial arrangements with the Aspire Defence project lenders and the U.K. MoD.
As of January 15, 2018, the date we assumed control, the fair value estimate of each of the subcontracting joint ventures was determined using the fair value method as required by ASC 805, Business Combinations.  As discussed further in Note 5, we used a discounted cash flow model with future cash flows based on internal forecasts of revenue and expenses over the remaining life of the subcontract agreements.  Under the income approach, the estimated future cash flows and other model assumptions were determined from the perspective of a market participant as required by ASC 820, Fair Value Measurement.  Our negotiations with the court-appointed liquidators to acquire Carillion's 50% interest in each of the subcontracting entities continued through April 2018.  We concluded that the difference between the purchase price paid for Carillion's 50% interests and the implied fair value estimate of those interests were reasonable based on the following:
•
The Aspire project agreements provided that in the event that one of the partners (KBR or Carillion) became insolvent, two of the three subcontracting entities could be acquired by the solvent partner for £1 each and the third subcontracting entity would be sold at a negotiated price, all subject to the approval of the MoD.  We exercised our right to acquire the entities on that basis, which would not have been available to a market participant.

•
Our status as an incumbent was considered favorably as we were able to continue service to the client without disruption.  A market participant would not have had that advantage because they would not have been party to the existing contracts and with experience managing the program for over ten years.

•
Prior to the acquisition, Carillion had borrowed funds from the subcontracting entities which they were unable to repay as a result of the insolvency. We had not made similar borrowings from the subcontracting entities.  The unpaid borrowings were a qualitative factor in negotiating the purchase price since Carillion had indirectly taken a disproportionate distribution from the subcontracting entities to our detriment.  A market participant could not have made a similar case because they would not have been party to the existing contracts and would not have suffered from the disproportionate distribution made by Carillion.

The cash flows related to the contract are relatively predictable because the base services are stable and recurring.  Consequently, for purposes of the purchase price allocation, we concluded the primary assets acquired and the substantial value of the acquisition was attributable to the contract intangibles associated with the construction and support services subcontracted to these entities by ADL.  We also concluded minimal goodwill and no other intangible assets would exist in this transaction given the finite future cash flows and limited scope under the commercial structure and contractual terms of the Aspire project agreement.
We estimated the fair value of the contract intangibles using a multi-period excess earnings method to determine a separate, standalone fair value of each of the contract intangible assets based on the discounted future cash flows of each entity through the end of the subcontract terms.  The fair value of the contract intangibles, existing working capital and other long term assets and liabilities were deducted from the fair value of each subcontracting entity to arrive at goodwill.  We engaged a valuation specialist to assist with our estimate and to evaluate the difference between the purchase price paid and the estimated fair value.  We believe this approach provided us with a reasonable approximation of the fair value of the contract intangible assets.
The non-controlling interests in each of the acquired subcontracting entities was recognized and measured at fair value on January 15, 2018, the date we concluded control was obtained.  The total non-controlling interests of $120 million represents 50% of the total determined fair value of the acquired subcontracting entities and was disclosed in Note 12 of our Form 10-Q for the Fiscal Quarter Ended March 31, 2018.  However, our acquisition of Carillion's interests in the subcontracting entities on April 18, 2018 was accounted for as an equity transaction resulting in the elimination of the previously acquired and then outstanding non-controlling interests against "PIC" as disclosed in Note 5 on page 26 of our Form 10-Q for the Fiscal Quarter Ended June 30, 2018.

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